Exhibit 12.1

Exhibit 12.1:  Computation of Ratio of Earnings to Fixed Charges

for the

FORM F-3
REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933

for

ORIGIN ARGITECH LIMITED  (NASDAQ: SEED)

(In thousands, except ratios)
	2009	2008	2007	2006	2005
	RMB	RMB	RMB	RMB	RMB
Income (loss) before Provision for income taxes	(10,193)	(45,557)	(149,665)	75,788	17,677
Plus: Fixed charges
Interest expenses	16,784	36,939	21,697	5,005	1,829
Estimate of the interest within rental expense	1,809	2,682	4,069	830	640

Total fixed charges	18,593	39,621	25,766	5,835	2,469

Fixed charges	18,593	39,621	25,766	5,835	2,469

Earnings as defined	8,400	(5,936)	(123,899)	81,623	20,146

Ratio of earnings to fixed charges	0.45	N/A	N/A	13.99	8.16
Deficiency of earnings	-	45,557	149,665	-	-

(1) The years 2007, 2008 & 2009 are represented by fiscal year ended September 30 figures.
(2) The year 2006 is represented by a nine month ended September 30, 2006 figure as this was a transition year for the company shifting from a December 31 fiscal year end to September 30.
(3) The year 2005 is represented by a 12 month ended December 31, 2005 figure.

Note on the Computation of Ratio of Earnings to Fixed Charges: For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges.  Fixed charges consist of interest expense and an estimate of the interest within rental expense deemed by us to be representative of the interest factor of rental expense, which we estimate to be 30% of such expense.  During the periods presented above, we had no preference securities outstanding.